02018724

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 2 8 2002
501

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51888

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE KENSINGTON ADVISORY ~~GROUP, L.L.C.~~ & Investment Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Avenue, Suite 5620
(No. and Street)

New York (City) New York (State) 10118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arlene Berliner (212) 704-0590
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haque, Syed Nurul
(Name — if individual, state last, first, middle name)

92-29 Queens Boulevard, Suite 1C (Address) Rego Park, (City) New York (State) 11374 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/11

OATH OR AFFIRMATION

I, William F. Kerins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE KENSINGTON ADVISORY GROUP, L.L.C., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CAROLYN L. KAFKA
Notary Public of New Jersey
My Commission Expires Sept. 28, 2006

Carolyn L. Kafka
Notary Public

William F. Kerins
Signature

Partner
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE KENSINGTON ADVISORY GROUP, L.L.C.

Statement of Financial Condition
as of December 31, 2001

Syed N. Haque, CPA

92-29 Queens Boulevard, Suite 1C
Rego Park, New York 11374
Tel: 718-896-8900
Fax: 718-896-7490

INDEPENDENT AUDITOR'S REPORT

To the partners of
The Kensington Advisory Group, L.L.C.:

We have audited the accompanying statement of financial condition of The Kensington Advisory Group, L.L.C. (formerly known as The Kensington Advisory and Investment Group, L.L.C.) (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Kensington Advisory Group, L.L.C. as of December 31, 2001 in conformity with generally accepted accounting principles.

Rego Park, New York
February 1, 2002

Syed N. Haque, CPA

THE KENSINGTON ADVISORY GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2001

ASSETS:	
Cash	$14,866
Accounts receivable	111,541
Deferred organization costs, net of accumulated amortization of $7,733 (Note 2)	5,718
Total assets	$132,125
LIABILITIES AND PARTNERS' CAPITAL:	
Liabilities:	
Accounts payable and accrued expenses	$4,349
Total liabilities	4,349
Partners' capital	127,776
Total liabilities and partners' capital	$132,125

The accompanying notes are an integral part of these financial statements.

1. Organization:

The Kensington Advisory Group, L.L.C. (formerly known as The Kensington Advisory and Investment Group, L.L.C.), a Delaware limited liability company, (the "Company") was formed on October 1, 1997. The Company is engaged in the business of providing consulting and structuring services to entities, primarily in the public and private infrastructure markets, including but not limited to, entities engaged in the energy, transportation, environmental and telecommunications businesses.

In 2000, the Company registered with Securities and Exchange Commission as a broker/dealer and became a member of the National Association of Securities Dealers ("NASD").

2. Summary of Significant Accounting Policies:

Pervasiveness of Estimates:
The preparation of financial statements to conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes revenue when services are rendered.

Deferred organization costs are carried at cost and amortized over five years.

For purposes of statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash.

3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 times net capital, as defined.

At December 31, 2001, the Company's net capital was $10,517, which was $5,517 in excess of its required net capital of $5,000. The Company's net capital ratio was .41 to 1.

4. Rule 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i), because it does not hold customer funds or safekeep customer securities.